UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ANACOR PHARMACEUTICALS, INC.

(Name of Subject Company)

ANACOR PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

032420101

(CUSIP Number of Class of Securities)

Margaret M. Madden, Esq.

Secretary and Vice President

Anacor Pharmaceuticals, Inc.

235 East 42nd Street

New York, NY 10017-5755

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

David K. Lam, Esq.

Alison Z. Preiss, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission on May 26, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Statement”) by Anacor Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer by Quattro Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $99.25 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used, but not defined, in this Amendment shall have the meanings ascribed to them in the Statement. Except as set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by adding the following section after the section under the heading “(g). Annual, Quarterly and Current Reports.”:

“(h). Expiration of the Offer.

The Offer and withdrawal rights expired at the end of the day, immediately after 11:59 p.m., New York City time, on Thursday, June 23, 2016. Computershare Trust Company, N.A., the Depositary for the Offer, has indicated that a total of 35,006,482 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 76.7% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered for 4,300,427 Shares, representing approximately 9.4% of the outstanding Shares. The number of Shares validly tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered) and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition, and all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by the Offeror.

On June 24, 2016, Pfizer completed its acquisition of the Company pursuant to the terms of the Merger Agreement. On such date, the Offeror merged with and into the Company in accordance with Section 251(h) of the DGCL, with the Company surviving as a wholly-owned subsidiary of Pfizer. Pursuant to the Merger Agreement, at the effective time, each Share issued and outstanding immediately prior to the effective time was converted into the right to receive $99.25 per Share in cash, without interest, subject to any required withholding of taxes (which is the same amount per Share paid in the Offer) other than (i) treasury Shares held by the Company and any Shares owned by Pfizer or the Offeror, which Shares have been canceled, and (ii) Shares held by any person who was entitled to and has properly demanded statutory appraisal of his or her Shares. Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ANACOR PHARMACEUTICALS, INC.

By:	/s/ Margaret M. Madden
Name:	Margaret M. Madden
Title:	Secretary and Vice President

Dated: June 24, 2016